SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                       SCHEDULE 13D/A8 (Amendment No. 8)*
                    Under the Securities Exchange Act of 1934

                       LIGAND PHARMACEUTICALS INCORPORATED
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                   53220K 20 7
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                                 (CUSIP Number)

                                William F. Daniel
                              Elan Corporation, plc
                                  Lincoln House
                                  Lincoln Place
                                Dublin 2, Ireland
                                (353) 1-709-4000
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  July 11, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 53220K 20 7

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1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Elan Corporation, plc
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          I.R.S. Employer Identification No.: NA
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  / /
                                                              (b)  / /
          N/A
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3         SEC USE ONLY

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4         SOURCE OF FUNDS

          WC
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)  N/A

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Ireland
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                             7         SOLE VOTING POWER

        NUMBER OF                      None
          SHARES             _____________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        None
        REPORTING            _____________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       None
                            ______________________________________________
                             10        SHARED DISPOSITIVE POWER

                                       None
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            None
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              N.A.
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14        TYPE OF REPORTING PERSON

          CO
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




Item 1.  Security and Issuer.
------   -------------------

         This Amendment No. 8 amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on January 6, 1999, as amended by the
Schedule 13D/A1 filed with the Commission on July 27, 1999, as amended by the
Schedule 13D/A2 filed with the Commission on July 29, 1999, as amended by the
Schedule 13D/A3 filed with the Commission on September 10, 1999, as amended by the Schedule 13D/A4 filed with the Commission on December 17, 1999, as amended by Schedule 13D/A5 filed with the Commission September 11, 2000, as amended by
Schedule 13D/A6 filed with the Commission on March 22, 2002, as amended by
Schedule 13D/A7 filed with the Commission on June 17, 2003 (as so amended, this "Schedule 13D"), with respect to the Common Stock, $0.001 par value per share ("Common Stock"), of Ligand Pharmaceuticals Incorporated (the "Issuer"), a Delaware corporation, whose principal executive offices are located at 10275 Science Center Drive, San Diego, California 92121-1117.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

         Item 5 (a) of the Schedule 13D is restated in its entirety as follows:

         (a) Elan is no longer the beneficial owner of any shares of Common
Stock.

         (c) Elan sold 5,835,771 shares of Common Stock on July 11, 2003 at a price of $11.50 per share in a transaction exempt from registration under the Securities Act of 1933, as amended.

         (e) On July 11, 2003, Elan ceased to be the beneficial owner of more than five percent of the class of securities.

                                    Signature


         The undersigned certifies that, after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this statement is true, complete and correct.

July 21, 2003

                              ELAN CORPORATION, PLC


                                    By: /s/ Shane M. Cooke
                                       ------------------------------------
                                       Name: Shane M. Cooke
                                       Title: Executive Vice President and
                                       Chief Financial Officer